EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended March 31
	2015	2014
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$331	$454
Fixed charges excluding preferred stock dividends	57	69
Income for computation excluding interest on deposits	388	523
Interest expense excluding interest on deposits	43	55
One-third of rent expense	14	14
Preferred stock dividends	16	8
Fixed charges including preferred stock dividends	73	77
Ratio of earnings to fixed charges, excluding interest on deposits	5.28x	6.77x
Including Interest on Deposits
Income from continuing operations before income taxes	$331	$454
Fixed charges excluding preferred stock dividends	85	96
Income for computation including interest on deposits	416	550
Interest expense including interest on deposits	71	82
One-third of rent expense	14	14
Preferred stock dividends	16	8
Fixed charges including preferred stock dividends	101	104
Ratio of earnings to fixed charges, including interest on deposits	4.10x	5.27x